UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Atwood Oceanics, Inc.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

050095108
(CUSIP Number)
Mr. Rune Magnus Lundetrae Klingenberggata 4 0160 Oslo, Norway +47 22 48 30 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	050095108

	1.	Names of Reporting Person
		Borr Drilling Limited

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)		[_]
		(b)		[_]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[_]

	6.	Citizenship or Place of Organization	Bermuda

	7.	Sole Voting Power	0
Number of Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting Person With	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

	11.	Aggregate Amount Beneficially Owned By Each Reporting Person	0

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

	13.	Percent of Class Represented by Amount in Row (11)	0%

	14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.	050095108

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person (as defined below) on August 29, 2017 (the "Original Schedule 13D"), with respect to the Common Shares, par value $1.00 per Share (the "Common Shares") of Atwood Oceanics, Inc. (the "Issuer"). This Amendment No. 1 constitutes an "exit filing" for the Reporting Person.

ITEM 1.	Security and Issuer.
There are no material changes to Item 1 from the Original Schedule 13D.
ITEM 2.	Identity and Background.
This Amendment No. 1 is being filed by Borr Drilling Limited, a Bermuda limited liability company (the "Reporting Person"). The Reporting Person's business address is Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is acting as an international drilling contractor to the oil and gas industry.
The name, citizenship, present principal occupation or employment and the business address of Borr Drilling Limited directors and management is set forth below.
Name	Position of Officer or Director	Principal Occupation or Employment	Principal Business Address and Citizenship

Tor Olav Troim	Chairman of the Board	Director of Golar LNG Limited and Chairman of the Board of Directors of Golar LNG Partners LP	Apt 8, 21 Manresa Road, London SW36LZ. Mr. Troim is a Norwegian citizen.
Jan Rask	Director	Investor	2727 Kirby Drive, Unit 11K, Houston, Texas, USA. Mr. Rask is a United States citizen.

Fredrik Halvorsen	Director	Founder of Ubon Partners AS, a private investment company	Langoddveien 86 A, 1367 Snarøya, Norway. Mr. Halvorsen is a Norwegian citizen.
Simon Johnson	Chief Executive Officer		Apartment 2304, Al Marsa Street, Dubai Marina Dubai. Mr. Johnson is an Australian citizen.
Rune Magnus Lundetrae	Deputy Chief Executive Officer and Chief Financial Officer		Draumkvædestien 2B, 4021 Stavanger, Norway. Mr. Lundetrae is a Norwegian citizen.
Svend Anton Maier	Chief Operating Officer		Admiral Cruys gate 25, 4012 Stavanger, Norway. Mr. Maier is a Norwegian citizen.

(d) – (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to Item 3 from the Original Schedule 13D.
ITEM 4.	Purpose of Transaction.
On October 6, 2017 (the "Closing Date"), pursuant to that certain Agreement and Plan of Merger dated May 29, 2017, by and among the Issuer, Ensco plc, a public limited company organized under the Laws of England and Wales ("Ensco") and Echo Merger Sub LLC, a Texas limited liability company and wholly owned subsidiary of Ensco ("Merger Sub"), (i) Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving in the Merger as a wholly-owned subsidiary of Ensco and (ii) each Common Share of the Issuer was converted into 1.60 Class A ordinary shares, nominal value $0.10 per share, of Ensco upon the time when the Merger became effective on the Closing Date (the "Effective Time").
ITEM 5.	Interest in Securities of the Issuer.
(a)          As of the Effective Time, the Reporting Person was no longer deemed to beneficially own any Common Shares of the Issuer.
(b)          N/A.
(c)          Except as described in the Original Schedule 13D, the following table sets forth the transactions by the Reporting Person in the Common Shares during the past sixty (60) days.
Nature of the Transaction	Date	(Securities Sold)	Price

Forward Contract for Common Shares	9/25/2017	(500,000)	$8.87

(d)          N/A
(e)          The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Shares as of the Effective Time.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
   N/A
ITEM 7.	Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

BORR DRILLING LIMITED

By:	/s/ Rune Magnus Lundetrae
Name:	Rune Magnus Lundetrae
Title:	Deputy Chief Executive Officer/Chief Financial Officer
Borr Drilling Management AS